Exhibit 99.38
PRESS RELEASE

CRESCENT POINT ENERGY CORP. ANNOUNCES FIRST QUARTER 2013 RESULTS AND UPWARDLY REVISED 2013 PRODUCTION GUIDANCE AND CAPITAL EXPENDITURES

May 9, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2013. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended March 31, 2013, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended March 31
(Cdn$000s except shares, per share and per boe amounts)	2013	2012	% Change
Financial
Funds flow from operations (1)	455,943	400,909	14
Per share (1) (2)	1.20	1.34	(10)
Net income (loss)	(1,612)	(3,888)	(59)
Per share (2)	-	(0.01)	(100)
Operating income (1)	114,345	99,203	15
Per share (1) (2)	0.30	0.33	(9)
Dividends paid or declared	267,866	210,557	27
Per share (2)	0.69	0.69	-
Payout ratio (%) (1) (3)	59	53	6
Per share (%) (1) (2) (3)	58	51	7
Net debt (1)	1,957,964	1,572,330	25
Capital acquisitions (net) (4)	22,115	1,305,905	(98)
Development capital expenditures (5)	532,715	475,615	12
Decommissioning and environmental expenditures (5)	4,273	5,765	(26)
Weighted average shares outstanding (mm)
Basic	378.3	296.4	28
Diluted	379.6	298.7	27
Operating
Average daily production
Crude oil and NGLs (bbls/d)	106,519	82,552	29
Natural gas (mcf/d)	66,865	46,395	44
Total (boe/d)	117,663	90,285	30
Average selling prices (6)
Crude oil and NGLs ($/bbl)	80.34	87.35	(8)
Natural gas ($/mcf)	3.57	2.45	46
Total ($/boe)	74.76	81.13	(8)
Netback ($/boe)
Oil and gas sales	74.76	81.13	(8)
Royalties	(14.07)	(13.81)	2
Operating expenses	(12.07)	(10.51)	15
Transportation	(2.03)	(1.89)	7
Netback prior to realized derivatives	46.59	54.92	(15)
Realized loss on derivatives	(0.42)	(3.04)	(86)
Netback (1)	46.17	51.88	(11)
(1)
Funds flow from operations, operating income, payout ratio, net debt and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans) divided by funds flow from operations.
(4)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(5)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(6)	The average selling prices reported are before realized derivatives and transportation charges.

FIRST QUARTER 2013 HIGHLIGHTS

In first quarter 2013, Crescent Point continued to execute its integrated business strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties.

•
Crescent Point achieved a new production record in first quarter 2013 and averaged 117,663 boe/d, weighted 91 percent to light and medium crude oil and liquids. This represents a growth rate of 9 percent over fourth quarter 2012 and 30 percent over first quarter 2012.

•
Crescent Point’s production outperformance during the quarter was driven by several factors across the Company’s asset base, including continued waterflood success, outperformance of wells completed with cemented liners and the application of new technologies and techniques. The Company also capitalized on a delayed spring break-up, which allowed for more drilling and completions in first quarter than planned and has positioned the Company well for a strong second quarter.

•
As a result of the Company’s strong first quarter results, Crescent Point is upwardly revising its production guidance and capital expenditure plans for the year. Crescent Point’s average daily production in 2013 is expected to increase to 114,000 boe/d from 112,000 boe/d and its 2013 exit production rate is expected to increase to 117,000 boe/d from 114,000 boe/d. Capital expenditures are expected to increase by $150 million to $1.5 billion.

•
During the quarter, the Company spent $459.1 million on drilling and development activities, drilling 227 (164.3 net) oil wells with a 100 percent success rate. Crescent Point also spent $73.6 million on land, seismic and facilities, for total capital expenditures of $532.7 million.

•
Subsequent to the quarter, the Government of Saskatchewan issued a permit approving Crescent Point’s application for a waterflood unit in the Lower Shaunavon resource play. The approval of the Leitchville North Shaunavon Voluntary Unit #1 is a major milestone for the Company’s Lower Shaunavon development plans and will allow Crescent Point to implement the Lower Shaunavon waterflood across a larger area. This waterflood is expected to assist in reducing the Company’s corporate declines and add incremental reserves over time. Crescent Point continues to seek future approvals, allowing for the implementation of four proposed units for waterflooding in the Viewfield Bakken resource play, as well as a second Lower Shaunavon unit.

•
Also subsequent to the quarter, Crescent Point began to ship Uinta Basin oil production via rail through a third-party facility in Utah, which the Company expects will open up competitive new refining markets for Uinta Basin production and improve supply/demand balances in the Salt Lake City refining market. The Company expects to have its own rail loading facility in the state of Utah operational later in second quarter 2013.

•
Crescent Point generated funds flow from operations of $455.9 million ($1.20 per share – diluted) in first quarter 2013, representing a 14 percent increase over first quarter 2012 funds flow from operations of $400.9 million ($1.34 per share – diluted).

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share for first quarter 2013. This is unchanged from $0.69 per share paid in first quarter 2012. On an annualized basis, the first quarter dividend equates to a yield of 7.2 percent, based on a volume weighted average quarterly share price of $38.49.

•
Shipping oil via rail has allowed Crescent Point to reduce its exposure to volatility in crude oil price differentials. Throughout the quarter, the Company continued to increase oil deliveries through its three rail terminals in Saskatchewan and Alberta, providing access to diversified refining markets and more stable price differentials to WTI. First quarter average rail throughput was approximately 31,500 bbl/d. Between financial WTI derivatives and term rail contracts, Crescent Point has locked in 18,000 bbl/d of production for the balance of 2013 at average selling prices greater than Cdn$90 per bbl.

•
Crescent Point remains disciplined in its approach to capital spending. With the Company’s upwardly revised capital expenditures budget, projected average net debt to 12-month cash flow is approximately 1.0 times and the Company has significant unutilized credit capacity.

•
Crescent Point continued to implement its disciplined WTI hedging strategy to provide increased certainty over cash flow and dividends. As at April 30, 2013, the Company had hedged 55 percent, 39 percent, 21 percent and 4 percent of its expected oil production, net of royalty interest, for the balance of 2013, 2014, 2015 and the first three quarters of 2016, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$93 per bbl.

OPERATIONS REVIEW

First Quarter Operations Summary

During first quarter 2013, Crescent Point continued to aggressively implement management’s business strategy of creating sustainable, value-added growth in reserves, production and cash flow through acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties.

Crescent Point achieved a new production record in first quarter and averaged 117,663 boe/d, weighted 91 percent to light and medium crude oil and liquids. This represents a growth rate of 9 percent over fourth quarter 2012 and 30 percent over first quarter 2012.

Crescent Point’s production outperformance during the quarter was driven by several factors across the Company’s asset base, including continued waterflood success, outperformance of wells completed with cemented liners and the application of new technologies and techniques. The Company also capitalized on a delayed spring break-up, which allowed for more drilling and completions in first quarter than planned and has positioned the Company well for a strong second quarter.

During the quarter, the Company spent a record $459.1 million on drilling and development activities, drilling 227 (164.3 net) oil wells and 1 (1.0 net) water source well with a 100 percent success rate. Crescent Point also spent $73.6 million on land, seismic and facilities, for total capital expenditures of $532.7 million.

Drilling Results

The following table summarizes our drilling results for the three months ended March 31, 2013:

Three months ended March 31, 2013	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	106	-	1	-	107	88.0	100
Southwest Saskatchewan	-	29	-	-	-	29	29.0	100
South/Central Alberta and West/Central SK	-	25	-	-	-	25	18.3	100
Northeast BC and Peace River Arch, Alberta	-	-	-	-	-	-	-	-
United States (1)	-	67	-	-	-	67	30.0	100
Total	-	227	-	1	-	228	165.3	100

(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In first quarter 2013, Crescent Point participated in the drilling of 106 (87.0 net) oil wells and 1 (1.0 net) water source well in southeast Saskatchewan and Manitoba, achieving a 100 percent success rate. Of the oil wells drilled, 80 (72.0 net) were drilled in the Saskatchewan Bakken light oil resource play. In first quarter, the Company also participated in the drilling of 26 (15.0 net) horizontal wells in conventional zones, several of which significantly exceeded initial production rate expectations. The Company plans to drill up to 169 net wells in the Saskatchewan Bakken play during 2013 and to spend approximately $490 million, including expenditures on land, seismic and facilities.

Discussions with the Saskatchewan government to implement the first of four proposed units for waterflooding in the Viewfield Bakken resource play continue. The approvals of these units are key steps in the Company’s development plans for the play and would allow Crescent Point to implement the Viewfield Bakken waterflood across a larger area, which would be expected to assist in reducing corporate declines and add incremental reserves over time. During the quarter, the Company continued to convert additional Viewfield Bakken producing wells to water injection wells. Water injection support is positively affecting more than 5,000 boe/d of Bakken production, resulting in shallower production declines which contributed to strong first quarter results. Overall production performance from water injection patterns in the Viewfield Bakken resource play continues to exceed Crescent Point’s expectations and demonstrate the field-wide applicability of waterflood to the play.

Crescent Point also plans to expand its Viewfield gas plant from 30 mmscf/d to 42 mmscf/d to accommodate continued increased production from the success of the drilling program and shallowing decline rates.

Crescent Point drilled three two-mile horizontal wells in first quarter 2013 in the Flat Lake area. Based on the initial success of these wells, the Company plans to drill a total of six two-mile horizontal wells in 2013. The Company expects that these wells will be drilled at considerable savings to similar wells drilled across the border in North Dakota, where demand has driven well costs up.

Southwest Saskatchewan

During first quarter, the Company participated in the drilling of 29 (29.0 net) oil wells in southwest Saskatchewan, all of which were in the Shaunavon area, achieving a 100 percent success rate. The Company plans to drill up to 95 net wells in the Shaunavon area in 2013, including 19 Lower Shaunavon infill wells spaced at 8 wells per section and two at 16 wells per section. Four Upper Shaunavon infill wells are also planned at 8 wells per section. In 2013, Crescent Point expects to spend approximately $315 million in the area, including expenditures on land, seismic and facilities.

Subsequent to the quarter, the Government of Saskatchewan issued a permit approving Crescent Point’s application for a waterflood unit in the Lower Shaunavon resource play. The approval of the Leitchville North Shaunavon Voluntary Unit #1 is a major milestone for the Company and will allow Crescent Point to implement the Lower Shaunavon waterflood across a larger area. This waterflood is expected to assist in reducing the Company’s corporate declines and add incremental reserves over time. Water is currently being injected into 31 converted wells in both the Lower and Upper Shaunavon unconventional zones and several of the offset producers have begun to show positive response through shallowing declines and increased production.

Acid fracture stimulation techniques are planned for 7 (7.0 net) Shaunavon wells in higher water-saturation areas in 2013. To date, 5 (5.0 net) have been completed with encouraging initial results.

In January 2013, Crescent Point also commissioned the third of three new batteries built in 2012. The Company has begun planning for 120,000 barrels of oil storage adjacent to its rail loading facility.

South/Central Alberta and West Central Saskatchewan

During first quarter, Crescent Point participated in the drilling of 25 (18.3 net) oil wells in this area, achieving a 100 percent success rate. Of these, 9 (4.3 net) were drilled in the Beaverhill Lake light oil resource play and 14 (12.0 net) were drilled in the Viking area. Subsequent to the quarter, in early May the Company and its partner began injecting water into their first waterflood pilot in the Beaverhill Lake play. Crescent Point has reduced its drilling pace in the area to further evaluate 2012 drilling results, to focus on optimizing and evaluating new completion techniques and to reduce costs.

In first quarter 2013, the Company drilled 10 (10.0 net) wells with a 100 percent success rate in the Viking area on lands acquired in the Cutpick Energy Inc. acquisition. Crescent Point plans to drill 30 net wells on these lands in 2013, primarily focused on 25-stage cemented liner completions with energized fracture stimulation systems to optimize capital efficiencies and maximize reserve recovery. The Company also plans to convert an additional three producing Viking wells to water injection wells on these lands in 2013.

United States

During first quarter, the Company participated in the drilling of 67 (30.0 net) oil wells, achieving a 100 percent success rate. Of the wells drilled, 14 (3.2 net) were in North Dakota, targeting both the Bakken and Three Forks formations, and 53 (26.8 net) were in the Uinta Basin.

In the Uinta Basin, Crescent Point also participated in fracture stimulating 24 wells that had not been completed at the time of the acquisition of Ute Energy. The Company is pleased with results to date in the Uinta Basin, with wells operating at or above expectations and current production levels greater than 9,000 boe/d, a 15 percent increase from the production acquired with Ute. The Company is testing various new completions techniques to maximize recoveries and plans to implement a 3-D seismic program covering a large portion of the Company’s operated lands in the Randlett area in fourth quarter 2013.

As well, Crescent Point began to ship Uinta Basin oil production via rail through a third-party facility during second quarter 2013, which the Company expects will open up competitive new refining markets for Uinta Basin production and improve supply/demand balances in the Salt Lake City refining market. The Company expects to have its own rail loading facility in the state of Utah operational later in second quarter 2013.

In all, Crescent Point plans to spend $195 million in the Uinta Basin in 2013, including the drilling of up to 74 net wells. The Company is well-positioned to execute and achieve its 2013 operating and capital program targets.

OUTLOOK AND UPWARDLY REVISED PRODUCTION GUIDANCE AND CAPITAL EXPENDITURES

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

Crescent Point delivered a strong first quarter and capitalized on a delayed spring break-up to optimize its drilling and completions program and to achieve a new production record. The Company also continued to execute its price risk management program, hedging significant volumes of oil and actively shipping crude via rail to third-party markets.

As a result of the Company’s strong first quarter results, Crescent Point is upwardly revising its production guidance and capital expenditure plans for the year.

Crescent Point’s average daily production in 2013 is expected to increase to 114,000 boe/d from 112,000 boe/d and its 2013 exit production rate is expected to increase to 117,000 boe/d from 114,000 boe/d. This guidance continues to include the anticipated effect of spring break-up, which the Company now expects to be less severe than budgeted mainly due to investments made in infrastructure and better than expected ground conditions.

Capital expenditures in 2013 are expected to increase by $150 million, of which $62 million was spent during first quarter 2013. Of the remaining increase, approximately $69 million is expected to be spent on drilling and completions and $19 million is expected to be spent on land and facilities. Total capital for the year is expected to be $1.5 billion. The Company is prepared to spend additional capital in the second half of 2013 to develop its existing assets, depending on commodity prices.

“So far, 2013 is shaping up to be another great year of organic growth for us. Although there are acquisition opportunities in the market right now, we haven’t seen anything material that fits within our short and medium term business plans,” said Scott Saxberg, president and CEO. “Acquisitions are a key part of our strategy and we continue to evaluate opportunities, but we will remain disciplined in our approach to spending and focus on the development of our high-quality asset base, including the application of new technologies and waterfloods.”

Crescent Point has strategically consolidated several large oil-in-place resource plays in the United States and in western Canada. This portfolio depth has positioned the Company well for future growth, as Crescent Point believes that the application of infill drilling, waterfloods and new technology, combined with potential decreased costs and improved recovery factors across its asset base, will create additional long-term value for shareholders. For the remainder of 2013, the Company expects to focus on advancing the development of several new techniques and concepts and on executing organic growth projects across its asset base.

As well, Crescent Point expects to continue to develop its expanding waterflood programs in the Bakken, Shaunavon and Viking resource plays, which continue to show positive results, and to monitor results of its recently initiated waterflood program in the Beaverhill Lake resource play. Later this year, the Company also expects to initiate a waterflood program in the Uinta Basin.

Crescent Point plans to continue to increase crude oil shipments through its Stoughton, Dollard and Alberta rail facilities, which are providing access to new markets and providing a hedge against price differential volatility. Current capacities at the facilities are approximately 45,000 bbl/d, 8,000 bbl/d and 3,000 bbl/d, respectively. In addition, Crescent Point has 18,000 bbl/d of its oil production contracted to rail markets on a firm basis for the balance of 2013, providing fixed price differentials from WTI. Combined with financial WTI derivatives, these selling prices are fixed at levels greater than Cdn$90 per bbl.

Funds flow from operations for 2013 is expected to be approximately $1.79 billion ($4.63 per share – diluted), based on forecast pricing of US$92.00 per barrel WTI, Cdn$3.75 per mcf AECO gas and a US$/Cdn$0.98 exchange rate.

Crescent Point remains disciplined in its approach to capital spending. With the Company’s upwardly revised capital expenditures budget, projected average net debt to 12-month cash flow is approximately 1.0 times and the Company has significant unutilized credit capacity.

Crescent Point continues to implement its disciplined WTI hedging strategy to provide increased certainty over cash flow and dividends. As at April 30, 2013, the Company had hedged 55 percent, 39 percent, 21 percent and 4 percent of its expected oil production, net of royalty interest, for the balance of 2013, 2014, 2015 and the first three quarters of 2016, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$93 per bbl.

Crescent Point’s management believes that with the Company’s high-quality reserve base and development drilling inventory, excellent balance sheet and solid risk management program, the Company is well-positioned to continue generating strong operating and financial results through 2013 and beyond.

2013 GUIDANCE

The Company’s upwardly revised guidance for 2013 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	102,000	103,500
Natural gas (mcf/d)	60,000	63,000
Total (boe/d)	112,000	114,000
Exit (boe/d)	114,000	117,000
Funds flow from operations ($000)	1,730,000	1,790,000
Funds flow per share – diluted ($)	4.48	4.63
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,170,000	1,288,000
Facilities, land and seismic ($000)	180,000	212,000
Total ($000)	1,350,000	1,500,000
Pricing
Crude oil – WTI (US$/bbl)	90.00	92.00
Crude oil – WTI (Cdn$/bbl)	90.00	93.88
Corporate oil differential (%)	14	14
Natural gas – AECO (Cdn$/mcf)	3.50	3.75
Exchange rate (US$/Cdn$)	1.00	0.98

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
May 9, 2013

Non-GAAP Financial Measures

Any “financial outlook” or “future oriented financial information” in the press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “operating income”, “operating income per share – diluted”, “net debt”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($000s)	2013	2012	% Change
Cash flow from operating activities	459,239	300,847	53
Changes in non-cash working capital	(10,454)	91,945	(111)
Transaction costs	3,414	2,927	17
Decommissioning expenditures	3,744	5,190	(28)
Funds flow from operations	455,943	400,909	14

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Operating income per share – diluted is calculated as operating income divided by the number of weighted diluted shares outstanding. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended March 31
($000s)	2013	2012	% Change
Net income (loss)	(1,612)	(3,888)	(59)
Amortization of E&E undeveloped land	69,467	56,631	23
Unrealized derivative (gains) losses	78,175	89,443	(13)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	14,236	(7,544)	(289)
Unrealized (gain) loss on long-term investments	(3,636)	3,692	(198)
Deferred tax expense (recovery) relating to the adjustments	(42,285)	(39,131)	8
Operating income	114,345	99,203	15

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	March 31, 2013	March 31, 2012	% Change
Long-term debt	1,661,599	1,420,062	17
Current liabilities	824,724	781,941	5
Current assets	(366,222)	(343,711)	7
Long-term investments	(88,542)	(154,228)	(43)
Excludes:
Derivative asset	4,676	9,526	(51)
Derivative liability	(61,859)	(140,854)	(56)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(16,412)	(406)	3,942
Net debt	1,957,964	1,572,330	25

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated oil and natural gas production levels; expected capital expenditure levels; drilling programs; the future cost to drill wells; the use of acid stimulation techniques; the initiation and ongoing development of planned and existing waterflood programs; the expected impact of waterfloods on corporate declines and reserves; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; the quantity of drilling locations in inventory; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; facility expansion and construction plans; expected deliveries by rail; the addition of rail loading facilities; expected spring break-up; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended March 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll-free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6